Exhibit 99.1

Powell Max Limited Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

HONG KONG, March 11, 2025 (GLOBE NEWSWIRE) -- Powell Max Limited (Nasdaq: PMAX) (the “Company” or “Powell Max”), a financial communications services provider headquartered in Hong Kong, announced that it has received a notification letter (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) that the Company is not in compliance with the $1.00 minimum bid price requirement for continued listing of the Company’s Class A Ordinary Shares (the “Ordinary Shares”) on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rules (the “Minimum Bid Price Requirement”) because the closing bid price for the Ordinary Shares had been below $1.00 for 30 consecutive business days.

The Notice indicated that the Company has 180 days, or until September 1, 2025 (the “Compliance Deadline”), to regain compliance with the Minimum Bid Price Requirement by maintaining the closing bid price of the Ordinary Shares at or above $1.00 per Ordinary Share for at least ten consecutive business days prior to the Compliance Deadline.

The Notice has no immediate effect on the listing of the Company’s Ordinary Shares, which will continue to trade on The Nasdaq Capital Market under the symbol “PMAX.” The Company intends to monitor the closing bid price of its Ordinary Shares and may, if appropriate, consider implementing available options to regain compliance with the Minimum Bid Price Requirement, including effecting a reverse stock split (i.e., a share consolidation).

About Powell Max Limited

Powell Max Limited is a financial communications services provider headquartered in Hong Kong. The Company engages in the provision of financial communications services that support capital market compliance and transaction needs for corporate clients and their advisors in Hong Kong. Its financial communications services cover a full range of financial printing, corporate reporting, communications and language support services from inception to completion, including typesetting, proofreading, translation, design, printing, electronic reporting, newspaper placement and distribution. The Company’s clients consist of domestic and international companies listed in Hong Kong, together with companies who are seeking to list in Hong Kong, as well as their advisors.

Forward-Looking Statements

This press release contains certain forward-looking statements, including statements with regard to the Company’s plan to regain compliance with the Minimum Bid Price Requirement. Words such as “will,” future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. Forward-looking statements are subject to inherent uncertainties in predicting future results and conditions and no assurance can be given that the proposed acquisitions discussed above will be completed on the terms described or achieve the objectives contemplated. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to solicit shareholder approval to effect a reverse stock split, the impact of the reverse stock split on the Company’s public float, general economic conditions, and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (the “SEC”). You are urged to carefully review and consider any cautionary statements and other disclosures, including the statements made under the heading “Risk Factors” in our most recent Registration Statement on Form F-1 and other reports and documents that we file from time to time with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

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